Exhibit 99.6

PRESS RELEASE

TotalEnergies commits to a large-scale fuel price reduction programme until year-end for all of its service stations in France

Paris, 22 July, 2022 – To meet the expectations of French people affected by the increase in energy prices and the impact on their purchasing power, the Company is initiating a large-scale fuel price reduction programme for all of its service stations in France, effective until year-end.

From September 1 to November 1, TotalEnergies will lower its petroleum fuel prices sold in service stations by €0.20/litre compared to global market quotation prices, followed by a €0.10/litre reduction from November 1 to December 31.

“This commitment by TotalEnergies supplements the French government’s measures to provide direct support to French people’s purchasing power. Consumers are therefore our top priority since we prefer to make an immediate and direct contribution to our customers, rather than an indirect tax which would penalise our refineries. Indeed, our refineries in France form industrial infrastructure that contributes to the country’s energy security, directly employing nearly 5,000 staff, and receiving our investment of several hundred million euros to guarantee both their modernisation – in the case of Donges – and their transformation – as with Grandpuits. These refineries faced losses of more than €1 billion during Covid in 2020 and 2021, for which TotalEnergies did not request any government support and which are more than offset by the current favourable environment.”, commented Patrick Pouyanné, Chairman and CEO of TotalEnergies. “With this large-scale price reduction programme in our service stations, we are hopeful that this long-term commitment will be recognised both by our customers and at the national level.”

These price reductions, which complement the government’s own measures, will apply from the first litre purchased, with no limit on amounts, for all petroleum fuel sold in service stations.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).